UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Earnings conference call presentation filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 8, 2020.

2.	Investor day presentation, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 12, 2020, regarding a private capital increase and update of guidance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: May 14, 2020

Item 1

Earnings conference call presentation filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 8, 2020.

First - quarter 2020 results May 8, 2020

The words "anticipates," "wishes,“ "expects," "estimates," "intends," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of  products, product transitions by the Company and its competitors,  regulatory approval, currency fluctuations, production and  supply difficulties, changes in product sales mix, and other risks.  This presentation also may include pro - forma and adjusted information prepared by the Company for information and reference purposes only, which has not been audited. Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments. https:// natu.infoinvest.com.br / en This presentation may contain forward - looking statements. Such statements  are not statements  of historical fact,  and reflect the beliefs and expectations  of Natura &Co's management.

3 Natura &Co becomes the Leader in CFT in Latin America 1 with the addition of Avon Adapting to the Covid - 19 crisis in line with our purpose - driven approach Consolidated net revenue growth: R$7.5 billion in Q1, up 1.9%, or - 6.2% at constant currency (“CC”), driven by Natura and Aesop  Strong acceleration in digital social selling and e - commerce since lockdown restrictions Adjusted EBITDA 2 reached R$571.5 million, with adjusted margin of 7.6% Annual recurring target synergies from Avon integration raised by US$100 million to between US$300 million and US$400 million One - time costs to achieve of $190 million Enhanced capital structure , strong cash position and increased liquidity Further deleveraging at Natura Cosméticos 1 Source : Euromonitor . 2 Excluding effects that are not considered recurring nor comparable between the periods under analysis Q1 - 20 Revenue growth even with Covid - 19, strong digital ramp - up   Avon integration acceleration, synergies raised  by US$100 million  Strengthened balance sheet with fresh capital increase led by Natura controlling shareholders

Consolidated Financial Performance

Adjusted figures exclude the following non - operational effects Avon acquisition costs : Non - recurring costs associated with Avon acquisition, mainly related to professional fees and planning costs 1 Transformation costs at : • Natura &Co Latam in Q1 - 20 and Q1 - 19  • Avon’s Open Up costs at Avon International in Q1 - 20 and Q1 - 19  • The Body Shop in Q1 - 19 Purchase Price Allocation ( PPA) : Effects of the fair market value assessment as a result of the business combination with Avon, which impacted P&Ls of Natura &Co Latam and Avon International ICMS provision reversal: Reversal of an ICMS provision at Natura Brazil in Q1 - 19, resulting from a revised estimate of the outcome of a legal action Assets sales at Avon International: Refer to a gain on the sale of a manufacturing facility in China in 2019 4 2 5 3

Revenue growth even with Covid-19; strong digital ramp up

(R$ million)

Q1-20 Net Revenue



7,375
+1.9%
7,518
269
870
2,173
4,063
341
893
2,122
4,162
Q1-19
Q1-20
Natura &Co Latam
Q1: +2.4% in BRL
-1.3% at CC
Avon International
Q1: -2.4% in BRL
-15.0% at CC
The Body Shop
Q1: +2.6% in BRL
-10.5% at CC
Aesop
Q1: +26.6% in BRL
+10.5% at CC

-6.2% at CC (constant currency)

E-commerce sales growth

Group: circa 250%

Natura + Avon combined (global): 150%

The Body Shop: Circa 300%

Aesop: over 500%

Strong acceleration in digital social selling in recent weeks (vs. same period last year)

Avon: Sales via Representatives sharing the e-brochure grew 85% and up 5 x in the UK

Natura + Avon combined, globally: E-brochure has reached 2.1 million weekly unique visitors, an all-time high

Natura: Over 90% of consultants can share content such as offers, product news and e-brochures

- Sharing of content +64%, the number of orders doubled in the 700,000+ online Consultant stores
- Doubling of attendance at digital training

593.5 722.6 571.5 145.3 202.5 (34.5) (38.8) 27.3 (166.6) (37.4) 17.1 8.5 (25.1) (298.3) (102.9) Q1-19 EBITDA Transf. costs ICMS provision reversal Asset sales at Avon International Q1-19 EBITDA (adjusted) Natura &Co Latam EBITDA Avon International EBITDA The Body Shop EBITDA Aesop EBITDA Corporate expenses Q1-20 EBITDA (adjusted) Avon Transf. costs Avon-related acquis. costs PPA impacts Q1-20 EBITDA Adjusted 1 EBITDA reflects Covid - 19 effects in the quarter Q1 - 20 consolidated adjusted EBITDA Q1 - 20 Q1 - 20 Adjusted EBITDA margin of 7.6% ( - 220 bps) (R$ million) 1 Adjusted: Excludes non - recurring Avon - acquisition related expenses, purchase price allocation effects and transformation costs - 20 . 9%

Underlying Net Income impacted by Avon acquisition-related effects

(R$ million)


Q1-20 Underlying Net Income - UNI (R$ million)
(82.0)
(22.0)
(118.4)
7.2
(17.9)
(51.7)
(284.8)
(510.9)
(25.1)
(820.8)
Q1-19 Net income
EBITDA
Depreciation
Financial results
Non-controlling Interest
Income Tax
Q1-20 Underlying Net Income
Avon acquisition related effects
Transformation costs
Net income

Underlying Net Income (UNI), which excludes non-recurring and/or non-cash effects, was (R$284.8) million in Q1, before Avon-acquisition related effects of R$536.0 million, comprised of: i) R$298.3 million in acquisition expenses; ii) R$171.6 million from non-cash PPA impacts; iii) R$41.0 million in IOF taxes on shares issued for the all-stock acquisition; iv) transformation costs of R$25.1 million. **Reported net loss of R$820.8 million**, impacted by a higher effective income tax rate due to non-deductible acquisition-related expenses and PPA effects at The Body Shop, related to deferred tax liabilities in the UK (reversal of nominal income tax rate from 17% to 19%).

Strong cash position, strengthened capital structure and enhanced liquidity 1 On a pro - forma. estimated non - audited basis Strong cash position • Strong cash position of R$4.6 billion at quarter - end Free cash flow • Cash outflow of R$1.7 billion vs. outflow of R$765.0 million 1 in Q1 - 19 • Consistent with seasonality and impacted by: • Non - recurring acquisition costs of R$501.0 million • Covid - 19 effects • FX effects in working capital • E xtended payment terms for Consultants and Reps Capital structure Capital raising of R$1 billion to R$2 billion in the form of a private placement, led by controlling shareholders, including other investors and minority shareholders. T o be completed in Q2 - 20 Enhanced liquidity Financing of R$750.0 million raised on May 4, 2020 • No impact on net debt • 1 - year term 1 2 3 4

Continued deleveraging at Natura Cosméticos 1 Excludes IFRS 16 impacts both in EBITDA and in total debt (leases) as per current covenant calculations Net debt - to - EBITDA 1 ratio (Natura Cosméticos) Net debt and net debt - to - EBITDA 1 ratio R$ million 3.32x 2.95x 2.70x Q1-18 Q1-19 Q1-20 5,064.6 12,368.0 2.70x 4.91x Natura Cosméticos S.A Natura &Co Holding S.A. (Consolidated) Adjusted net debt - to - EBITDA at Natura &Co Holding of 3.84x, excluding non - recurring transaction costs and PPA impact on EBITDA Indebtedness ratio at the Holding Company level will not be considered for financial covenant purposes in June 2020 Net debt - to - EBITDA of 2.70x in Q1 - 20

45% 21% 22% 6% 3% 3% Q1 - 20 Consolidated indebtedness Debt profile 52% 45% 3% More than R$4.5 billion in cash Maturities of R$ 1.5 billion this year Main maturities in 2022 and 2023 No further maturities between 2024 and 2043 Avon bonds Natura bond swapped to BRL Debentures Promissory notes Working capital Other BRL USD Other Debt amortization schedule R$ million 4,566.3 1,478.7 2,742.9 5,263.9 4,689.5 1,572.1 1,187.2 Cash and short-term deposits 2020 2021 2022 2023 2024 2043 Average maturity: 3.9 years

Natura &Co Latam Performance

Growth in net revenue at Natura &Co Latam

R$ million

Net revenue



4,063.3
+2.4%
4,162.3
Q1-19
Q1-20

-1.3% at CC

#1 player in CFT in Latin America:
11.8% market share in 2019[1]

Number 1 position in key markets such as Brazil, Argentina and Colombia[1]

New reporting segment comprising all four brands in the region

Net revenue growth by brand

	BRL	CC
Natura	+14.9%	+12.4%
Avon	-7.1%	-11.9%
Other	-3.5%	-

Total Average # Consultants / Representatives (% change)	+0.4%
Total units sold (% change)	-10.0%

1 Source: Euromonitor

Natura brand posted very strong growth in both Brazil and Hispanic Latam

Natura Brand in Brazil

Net revenue (R$ million)


1,188.6
1,305.3
+9.8%
Q1-19
Q1-20

Net revenue growth

+9.8%

- +0.1% Units sold
- +9.7% Price/Mix
- +1.6% Average # of consultants

14th consecutive quarter of Consultant productivity growth (+7.6%)

Launch of digital interactive brochure that can be shared over instant messaging and social media 95+% of our consultants use our digital platforms (app + web)

700,000 online consultants stores (+40% vs. Q1-19)

Strong performance of 58 own-stores until lockdown in mid-March

Double-digit LFL growth at 400+ franchise stores Aqui Tem Natura

Double-digit growth in fragrances and body care

Natura Brand in Hispanic Latam

Net revenue (R$ million)


565.4
711.3
+25.8%
Q1-19
Q1-20

Net revenue growth (CC)

+19.7% Constant currency

- +18.2 % Units
- +1.5 % Price/Mix (CC)
- +12.1 % Average # of consultants

Strong sales growth in Argentina, above inflation

Mexico and Chile also grew strongly

2nd half of March impacted by harsher Covid-19 lockdowns in Argentina, Peru and Colombia

Avon brand impacted by Covid-19; Strong acceleration in digital

Avon Brazil

Net revenue (R$ million)


884.5
846.8
-4.3%
Q1-19
Q1-20

Net revenue growth

- -4.3%
  - -13.2 % Units sold
  - +9.8 % Price/Mix
  - -3.7 % Average # of consultants

Sales via digital brochure have grown five-fold since January 1st

E- commerce +85% at Avon Brazil and Hispanic Latam

Sequential improvement in performance: Brazil sales drop was half that of Q4-19

Important launches in skin care, significantly outperforming estimates

Avon Hispanic Latam

Net revenue (R$ million)


1,403.1
1,277.9
-8.9%
Q1-19
Q1-20

Net revenue growth (CC)

- -16.8% Constant currency
  - -18.3 % Units
  - -0.4 % Price/Mix (CC)
  - -13.6 % Average # of consultants

Strict lockdowns in Central America, Argentina, Peru, Colombia and Ecuador in second half of March

Important launches in fragrances, outperforming expectations

260.2 287.5 Q1-19 Q1-20 Double digit growth in adjusted EBITDA and margin gain at Natura & Co Latam Adjusted EBITDA grew by 50 bps Driven by higher sales and operational leverage at both Natura Brazil and Hispanic Latam Selling, marketing & logistics expenses reached 43.8% of net revenue (+300 bps), partly offset by lower G&A expenses, which stood at 13.7% of net revenue ( - 80 bps) R$ million + 10 . 5% 6.9% 6.4%

Avon International Performance

Acceleration in adoption of digital assets by representatives Net revenue Revenue impacted by Covid - 19 effects, partially offset by positive price/mix Stabilization in the Representative count compared to Q4 - 19 Adoption of digital assets by representatives of over 37% in recent weeks (low single digit in 2019) +85% Sales via representatives sharing e - brochures globally in recent weeks, and in the UK it was up five - fold versus last year 12.4% 4.8% - 15.0% at CC Net revenue growth (CC) - 17.4 % Units sold +2.6% Price/Mix (CC) - 6.3 % Average # of consultants - 15 . 0 % Constant currency 2,172.7 2,121.5 Q1-19 Q1-20 - 2 . 4 % R$ million

Adjusted EBITDA reflecting impact of Covid - 19 Adjusted EBITDA largely impacted by: Revenue decline Gross margin - 130 bps on higher supply chain and inventory obsolescence in non - beauty items, partially offset by +2.6% price/mix Selling, marketing & logistics expenses reached 42.6% of net revenue (+530 bps); G&A expenses reached 15.3% of net revenue (+310 bps) in the quarter, partly offset by spending cuts to mitigate Covid - 19 impacts 269.5 102.9 Q1-19 Q1-20 12.4% 4.8% R$ million

Toronto, Canada The Body Shop’s Performance

870.9 893.2 Q1-19 Q1-20 Net revenue growth in BRL, with strong acceleration in e - commerce sales The Body Shop - net revenue Positive LFL sales growth in Retail in January E - commerce grew 300% since lockdown and into first weeks of April, recovering 40% of lost retail sales since February The Body Shop At - Home (direct sales): +61.0% Two new concept stores in Toronto and Hong Kong Essential items are 35% of sales R$ million + 2 . 6% - 10.5% at CC

170.9 133.6 Q1-19 Q1-20 15.0% 19.6% Adjusted EBITDA impacted by lockdown measures Q1 Adjusted EBITDA margin of 15.0% ( - 460 bps), due to: • Revenue reduction from store closures • Lockdown measures • Phasing of cost measures taken in Q1 that will benefit coming quarters SG&A expenses decreased by 2.5% at constant currency 1 Adjusted: Excludes transformation costs in Q1 - 19 R$ million

Aesop’s Performance

Double - digit increase in revenue and EBITDA 1 Adjusted: Excludes IFRS 16 impacts Aesop – net revenue Aesop – EBITDA R$ million Strong EBITDA growth, supported by sales growth and cost reduction initiatives +26.6% growth in BRL and +10.5% in CC, despite physical store closures (~90% of markets) Retail revenue grew in the quarter E - commerce +500% in recent weeks ( yoy ), recovering 50% of lost retail sales Americas, Asia and Europe posted double - digit sales growth, offsetting sales decline in Australia and New Zealand +10.5% at constant FX 269.2 340.9 Q1-19 Q1-20 + 26 . 6% 60.7 77.8 Q1-19 Q1-20 22.5% 22.8% + 28 . 1%

CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 Closing remarks

Key takeaways Natura &Co’s multi - channel model has demonstrated its resilience amid the Covid - 19 crisis with strong growth in digital social selling and e - commerce With the addition of Avon, Natura &Co becomes the CFT leader in Latin America. Avon synergies raised by US$100 million, to between US$300 million and US$400 million Strengthened financial structure to capture future growth opportunities New Group guidance in due course Creating the best global beauty group in the world

CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 Appendix

Strong cash position, strengthened capital structure and enhanced liquidity Strengthened Capital Structure • Strong cash position of R$4.6 billion • Capital raising of R$1 billion to R$2 billion in the form of a private placement, led by controlling shareholders, including other investors and minority shareholders. T o be complete in Q2 - 20 ̶ Record date for subscription rights is May 12. The preemptive rights exercise term: May 13 to June 12. • The Group raised R$750.0 million financing on May 4, 2020, for up to one year, to strengthen the liquidity of the companies, with no impact on net debt. Further Deleveraging at Natura Cosmeticos • Net debt - to - EBITDA ratio reduced to 2.70x in Q1 - 20, from 2.95x in Q1 - 19 at Natura Cosmeticos . • We are continuing to work towards the target of reducing Natura Cosmeticos ’ leverage to the pre - Body Shop acquisition level of 1.4 times by 2021 . • At Natura &Co Holding, consolidated net debt - to - EBITDA stood as 4.91x. Adjusted net debt - to - EBITDA would have been 3.84x. • The indebtedness ratio at the Holding Company level will not be considered for financial covenant purposes in June 2020.

Breakdown of global net revenue by brand Pro - forma net revenue by brand Brand Q1 - 20 Q1 - 19% 2,017.9 1,756.0 14.9 4,246.3 4,460.3 (4.8) 912.4 889.3 2.6 341.4 269.8 26.5 Total net revenue 7,518.0 7,375.5 1.9 R$ million Avon 56% Natura 27% The Body Shop 12% Aesop 5% % of net revenue by brand - Q1 - 20

Thank you

Item 2

Investor day presentation, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 12, 2020, regarding a private capital increase and update of guidance.

Investor Day May 8, 2020

The words "anticipates“, “wishes”, “expects”, "estimates“, “intends“, "forecasts“, "plans“, "predicts“, "projects“, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties . Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the Company and its competitors, regulatory approval, currency fluctuations, production and supply difficulties, changes in product sales mix, and other risks . This presentation also includes pro - forma information prepared by the Company for information and reference purposes only, which has not been audited . Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments . www . natura . net/investor DISCLAIMER This presentation contains forward - looking statements . Such statements are not statements of historical fact, and reflect the beliefs and expectations of Natura &Co's management .

Welcome Viviane Behar, Investor Relations Officer

Agenda • Welcome: Viviane Behar, Investor Relations Officer • A new chapter in our growth story: Roberto Marques, Executive Chairman of the Board and Group CEO • Growing in a disrupted environment: José Filippo, Chief Financial Officer • Combining forces to accelerate growth: João Paulo Ferreira, Natura &Co LATAM CEO • Open Up & Grow: Angela Cretu, Avon CEO • Transformation on track: David Boynton, The Body Shop CEO • A continuing success story, accelerated by digital: Michael O’Keeffe, Aesop CEO • Key Takeaways: Roberto Marques, Executive Chairman of the Board and Group CEO • Q&A

The best beauty group FOR the world Roberto Marques, Executive Chairman of the Board A new chapter in our growth story Roberto Marques, Executive Chairman of the Board and Group CEO

• Living up to our purpose - driven creed by putting people first: Associates, Network, Partners - “Time to Care” • Product portfolio and supply chain shifted to produce essential products: 30% increase in production across all brands • Significant step - up in e - commerce and digital social selling to reach our network and customers amid lockdown; • e - commerce growth of 300% at The Body Shop, over 500% at Aesop and 150% for Natura and Avon combined • Strong growth in adoption of digital social selling tools over the last few weeks: • At Avon, increased adoption of digital assets from low single digits in 2019 to over 37%, sales via representatives sharing e - br ochures up 85% • At Natura, 90% of consultants already use digital assets, content sharing up 64%, orders doubled in online stores • Strong financial discipline to protect liquidity and cash: • Over R$4 billion in cash, no significant debt maturities until September 2021 • Reduce operating expenses, limit capital expenditures • Private placement capital increase of R$1 billion to R$2 billion • R$750 million raised in one - year restricted placement promissory notes • Positioned to capture post - crisis opportunities COVID - 19 - Managing through an unprecedented crisis

Natura &Co's key post-crisis priorities to continue growth

Flawless execution

- TBS exceeded guidance with 11.3% Adjusted* EBITDA margin in '19, +370 bps points vs 2017
- R$420M 3 year procurement savings target 97% achieved in 2 years instead of 3

Capture Avon synergies

- Synergies raised to US$300M - US$400M, including LATAM top line synergies of US$90M - US$120M

Double down in social selling and e-commerce

- Leveraging digital momentum across all our businesses
- Building from a stronger base post COVID-19

Accelerate top line growth

in white space in all our businesses

- Exploring TBS @Home in North America
- Opportunities for TBS and Aesop in China
- Further focus on Asia
- Expand Natura International, leveraging Avon infrastructure

*Adjusted EBITDA margin excludes transformation costs

An ambitious synergy plan US$300M to US$400M in synergies, including: One - time costs to achieve synergies: Expected annual recurring synergy range Sourcing Manufacturing & Distribution Administrative $50M to $75M $85M to $115M $75M to $90M Revenue $90M to $120M 1 US$190M (from US$125M previously) 2 4 3 Timeline to achieve 2020 2023 2021 2022 2024 16% 40% 70% 85% 100% $72 $60 $35 $18 $6 2021 2020 2022 2023 2024 $190M $300M to $400M Synergies (% of total achievement): Costs (in US$M):

Growing in a disrupted environment José Filippo, Chief Financial Officer

Q1 - 20 Net Revenue - 6.2% at constant currency +1.9% Revenue growth even with COVID - 19 ( Net Revenue; R$ million)

593.5 202.5 (34.5) (38.8) 722.6 27.3 (166.6) - 20.9% (17.1) 8.5 571.5 (25.1) (298.3) (102.9) 145.3 Q1 - 19 EBITDA Transf. costs ICMS provision reversal Assets sales At Avon International Q1 - 19 EBITDA (adjusted) Natura & Co Latam EBITDA Avon International EBITDA The Body Shop EBITDA Aesop EBITIDA Corporate expenses Q1 - 20 EBITDA (adjusted) Avon transf. costs Avon - related Acquis. costs PPA impacts Q1 - 20 EBITDA Q1 - 20 Adjusted EBITDA margin of 7.6% ( - 220bps) 1. Adjusted non recurring Avon - acquisition related expenses, purchase price allocation affects and transformation costs at Natur a&Co Latam and Avon International Adjusted EBITDA Q1 - 20 (Adjusted¹, R$ million) Consolidated Adjusted EBITDA

Strong cash position, strengthened capital structure and enhanced liquidity (R$ million) Strengthened Capital Structure • Strong cash position of R$4.6 billion • Capital raising of R$1 billion to R$2 billion in the form of a private placement, led by controlling shareholders, including other investors and minority shareholders. T o be complete in Q2 - 20 • The Group raised R$750.0 million financing on May 4, 2020, for up to one year, to strengthen the liquidity of the companies, with no impact on net debt. Further Deleveraging at Natura Cosmeticos • Net debt - to - EBITDA ratio reduced to 2.70x in Q1 - 20, from 2.95x in Q1 - 19 at Natura Cosmeticos . • We are continuing to work towards the target of reducing Natura Cosmeticos ’ leverage to the pre - Body Shop acquisition level of 1.4 times by 2021 . • At Natura &Co Holding, consolidated net debt - to - EBITDA stood as 4.91x. Adjusted net debt - to - EBITDA would have been 3.84x. • The indebtedness ratio at the Holding Company level will not be considered for financial covenant purposes in June 2020.

Combining forces to accelerate growth João Paulo Ferreira, CEO Natura &Co Latin America

Natura &Co Latin America: #1 CFT player in the region Countries Presence in Latin America 17 4.8 billion ¹ Net Revenue (in US$) 4.2 million Consultants/Reps 18K Employees 640 + Stores 1.5 billion Units sold 4 Brands #1 Natura & Co Latin America #2 #7 + = ¹Pro - forma 2019 results Souce: Euromonitor CFT Market Share 2019 – Latin America Natura &Co post - Avon Natura &Co pre - Avon Avon 5.5% 4.0% 6.0% 8.0% 1 0.0% 2 .0% 14.0% 2 016 2 017 2 018 2 019 2.0% 0.0% 5.0% 4.0% 6.7% 6.8% 7.4% 7.5% 12.1% 12.2% 12.4% 12.0% 11.8% 7.8% #2 player Market share Years

COVID - 19 - A purpose - driven response: Caring for our stakeholders… *Source: HSR Specialist Researchers One of the 3 most transformational companies in Brazil during the crisis*

Keeping the business running • Ramping up production of essential items • Resuming distribution and production in Argentina, Colombia, Peru, Ecuador and Guatemala after lockdown • Cost reduction and cash optimization program • More flexible payment terms for consultants, reps and franchisees • Lowered the barriers to digital business Limited portfolio Complete portfolio …and ensuring business continuity and financial health Status of the operations in Latin America * *Status on May 4

Our omnichannel approach and digital tools helped us weather the crisis

Online/digital growth[1]				
+240% Natura Brazil	**+570%** Natura Chile[2]	**+400%** Avon Brazil[2]	**+330%** Avon Colombia	**+360%** TBS Brazil

Empowering consultants to sell online

- **1MM** consultants' stores → **+25%** more than before COVID-19
- **+70%** active Avon Conecta digital stores[3]

Digital tools to foster social selling

- **+650%** reps shared the digital brochure in Mexico
- **450k** consultants using social selling tools, such as digital catalogue

New online customers

- **+750%** Natura Brazil
- **+1,000%** Natura Chile




GOOD THINGS INSIDE



[1]Growth in the month of April/20 vs April/19 [2]Considers just consultants and reps store [3]In Brazil

Leveraging Natura’s strong existing capabilities Business digitization Relationship Selling Omnichannel 4.5% g ain in productivity by consultants in 2019 14 quarters of consecutive growth in productivity New value proposition 67 422 franchisees Aqui Tem Natura digital stores in Brazil, Argentina, Chile, Colombia and Peru New operation in Malaysia, combining e - commerce, social selling and retail 9 MM +1.6 MM consultants using app+ site New digital tool Minha Divulgação 34 e - commerce 1MM partnerships with startups consumers Relationship Selling own stores

VIDEO

Connecting our enlarged network and brand portfolio through services, products and content Strengthening our ecosystem with the addition of Avon -

Costs Procurement • Price harmonization • Strategic sourcing Manufacturing • Site optimization • Redistribute production between sites • Internalize outsourced production Distribution • Tax benefits • Sharing of best practices and prices with freight providers • Improving vehicle occupancy with cargo sharing Various levers to deliver significant cost and top line synergies Top line • Reestablish Avon’s fundamentals • Increase cross - selling • Expand Natura internationally • Capture quick wins

A three - wave transformational journey to unlock value Leveraging Avon and Natura’s platforms to unlock additional revenues in LatAm * Of the total amount of topline synergies

Wave 1 - Avon turnaround in LatAm: Significant value from fixing fundamentals Quick wins Channel Fix the basics: improve support services Segmentation and progression: increasing reps life time value Make bigger reps more productive, while reducing churn of the smaller reps Categories Brands and categories new architecture: • Make - up and personal care to boost volumes • Fragrances to increase profitability • Face care to build equity and credentials Focus on structural improvements on channel management and category strategy to accelerate Avon turnaround opportunity 360 ° Get pricing right Eliminate commercial bad practices Align sales field incentives Revise campaign planning

Overlap top reps/consultants Overlap small reps/consultants 2 Top consultants 1 Small consultants 3 Expand cross selling for top exclusive reps/consultants Boost share of wallet within overlapping top reps/consultants Cross - brand operating model for small reps Wave 2 - Building on overlap to capture growth opportunities 1 2 3 Opportunity to penetrate homes through cross - sell in current shared markets in LatAm 1 40% 35% 25% 75% 60% Current overlap Potential Overlap Significant opportunity to increase household penetration in LatAm 1 % of household penetration in countries where Natura and Avon operate together 1, 3 (100% = Total households with Natura and Avon presence) 1 2 3 Top reps Small reps 1 3

SOURCE: Kantar | Euromonitor | Natura & Co – Financials. Team Analysis. The Latin American opportunity Wave 3 – Leveraging Avon’s footprint to grow Natura in new geographies Build on Malaysian model and on Avon’s footprint to accelerate Natura’s geographic expansion 9 potential markets Ecuador Guatemala Dominican Republic Costa Rica Uruguay Panama Paraguay Honduras El Salvador 62 Billion 100% 95% 90% 85% 80% 75% 70% 65% 5.4 B 5,7% 1,0% 8,7% 84,5% Beauty & Personal Care Market Size (in US$) With Avon Without Avon Years 2x speed Market share 0,0% 2 1 5 3 4 Only Avon Overlapping Only Natura Others

A clear plan to expand Natura &Co’s leadership in Latin America As a group, we will unlock additional growth opportunities:

Open Up & Grow Angela Cretu, Avon CEO

Brand Power The Company for Women Sustainability Focused Relationship Selling Avon: The beauty of doing good 3.7M Reps US$2.2B Sales 98% Recognition #1 Beauty DS Brand in Top 10 Markets US$1.1B Donations 93% Recycling 99% Brochure Paper Sustainable

Protecting liquidity and cash • Prioritizing critical spend • Delaying cash - related investments • Utilizing government measures where possible • Continuing monetizing non - core assets Putting people and purpose first • Staying safe • Staying connected • Helping our communities • 411,000 units • $1M donation Staying open for business • Protecting Representatives’ earnings • Meeting customer needs • Increasing production of essential items Stronger together through the COVID - 19 Crisis Doubling down on digital • Added direct deliveries to customers in 25 markets • Digital brochure sales +469% 1 • e - commerce sales +850% 1 • Total digital social sales increase: >4x 1 1 Since Jan 1

Purpose at heart | People as multipliers | Open Up & Grow Transforming women's lives by harnessing the Power of Beauty Commercial model optimization and relationship selling framework Growth - enabling Model Simpler | Leaner | Agile Brand and innovation relevance Digital - enabled | e - commerce | Omni - channel Open Up & Grow: Accelerating our transformation

Pre - selective and complex Generic and undifferentiated Short - term transactional and order placement focus Simple and open for ALL Segmented and aligned to her motivation and career objectives Long - term relationship and lifetime value focus From To Open Up Relationship Selling: Competitive earnings and rewarding, segmented experience for our representatives

New Brand Campaign □ Drive reappraisal and penetration □ Amplify across all touch points □ Leverage our model as our competitive advantage Relevant, Streamlined Innovation □ Gratifying, addictive shopping experience from print to digital □ 12 X beauty printed magazines □ 365 X digital shopping opportunities Winning Stores □ Clear brand prioritisation □ Relevant innovation & portfolio □ Streamlined size of line by 30% Open Up Value: Drive reappraisal, simplification and relevance for all customers

Open Up Access: Anytime, Anywhere, Everyone Representatives Consumers Always On 365 days Omnichannel Experience Social Selling e - commerce e - suite of Tools for Representatives Elevated Beauty Monthly Magazine Instant Messaging Brochure

Growth - Enabling Model: Sustainable, lean and profit - and cash - generating Effective integration of Avon into Natura &Co Simplified business model Re - wired and de - layered organization Delivery of headcount and cost synergies Delivering Representative satisfaction across all touchpoints A.I. driven forecasting and planning processes Responsive supply solutions Cost & revenue synergies within Avon and across the Natura &Co Group Lean and agile operating model Competitive Service Maximise Synergies

CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 Transformation on Track: Reacting Fast and Preparing for the Future David Boynton, The Body Shop, Chief Executive

Rejuvenate brand Optimise retail operations Enhance omni - channel Improve operational efficiency Redesign the organisation Embed sustainability Great Progress in 2019 - The Transformation of The Body Shop is on Track

2019 HIGHLIGHTS – Brand rejuvenation Top - to - toe evolution of visual and verbal identity: inspiring and unifying everything we do STORE DESIGN IMAGERY PACKAGING EXPERIENCE TONE OF VOICE REFILLS ACTIVISM RECYCLE

2019 HIGHLIGHTS – Optimising retail operations Improving our store portfolio • +32% EBIT profitability per store (2019 vs 2018) • 136 loss - making stores closed since beginning of transformation and 47 new stores opened. • Our new stores are 2X more profitable than the 2019 average +36% +4% TBS Acquisition Sept ’17. Yr 1 Real Estate Transformation: Yr 2 Real Estate Transformation: Yr 3: Continuous improvement and rationalisation. +32%

CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 2019 HIGHLIGHTS – Enhancing omnichannel Beyond stores: Building a truly omnichannel business 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2018 2019 Driving Sales with Less Discount* 0-10% 10-20% 20-30% 30-40% 40%+ +34% +94% +49% - 11% - 20% 0 50 100 150 200 250 2017 2019 Retail Sales £M UK: Presence of 3 Channels Grows Incremental Sales Company Stores E-Commerce TBSaH +15% 274 stores 251 stores

CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 Accreditation in record time with the help of global champions Tackling the plastic crisis via a community trade partnership with waste pickers in India Going back to our roots, relaunching refills in store 2019 HIGHLIGHTS – Embed sustainability Accreditation and innovation in making business a force for good

41 CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 Every £ spent meets a critical business need, every £ saved helps protect our people Recover at least 50% of revenue lost through stores closures 2. THINK DIGITAL: ACT FAST Come back with a bang and deliver the best Christmas ever. Building on what we’ve learned 3. GET OUR BUSINESS BACK ON TRACK 1 . PROTECT OUR BUSINESS AND OUR PEOPLE ENABLING OUR PURPOSEFUL ENTREPRENEURS Our response to COVID - 19: Sharpening our focus to react fast and prepare for a bright future

CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 Our response to COVID - 19: Encouraging trends in e - commerce compensating for store closures Bath and Body Hand +956% Skin Care

CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 Our response to COVID - 19: The Body Shop at Home accelerates as customers move to social selling

44 CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 Our response to COVID - 19 – Operations: Fast response to guarantee availability, support e - com/TBSAH and protect DC employees New UK distribution centre: • Sourced, set up and opened in 4 weeks • Getting ready to significantly ramp up volumes in weeks ahead Wider distribution centre team response: • UK DC up to 60% nominal capacity with social distancing and new lay out • Running 24/7 & over Easter – never done before • German DC +125% capacity and extra shifts Pivoting to essential products • Hand sanitisers output: 500K units/year to 3.1M • Hand wash production: 990k units/year to 3.5M • No capacity issues on bar soaps/other toiletries

6 £2.2m worth of donations globally 1M pieces donated globally by April 2020 Global partner for # IsolatedNotAlone campaign Donations to hospitals , medical c ent r es, refugees , beauty b an k s, local community support 20+ countries donating within their communities Our response to COVID - 19: Supporting communities world wide

46 CONFIDENTIAL – THE BODY SHOP LTD Getting back on track • Challenging ourselves to land where we expected to by the end of 2022 • Mobilising our talent globally to focus where we need them most • Reopening stores for business safely and preparing for Christmas trading • Fast track product development to address emerging customer needs • Learning to deliver faster in the post - COVID landscape

47 47 CONFIDENTIAL – THE BODY SHOP INTERNATIONAL LIMITED 2020 FROM: TO: Sharpening our transformation approach Brand rejuvenation Optimise retail operations Enhance omni - channel Improve operational efficiency Redesign the organisation Embed sustainability Unique activist point of view in products and tone of voice Highly experiential but focused on driving value Using new technologies to master omni channel Leveraging new opportunities to drive efficiencies ‘Twice as fast and twice as impactful’ Leading voice in triple bottom line business

48 CONFIDENTIAL – THE BODY SHOP LTD E - com T - mall TBSAH Our future focus: Confidence in our growth opportunities

A continuing success story, accelerated by digital Michael O’Keeffe, Aesop CEO counters countries 247 2015 2019 Sales 186 +272M (25% CAGR) 459 Signature Stores 135 +112 247 Counters 73 +26 99 EBITDA 38 +54 (+24% CAGR) 92 Countries with direct operations 18 +5 23 Distributors 1 +2 3 Headcount 1,000 +1,200 2,200 2019: Another year of profitable growth for Aesop signature stores 99 23

2019: New formats, new markets, new products, new commitments

First flagship concept launched, Aesop Sydney



Travel retail concepts launched in Melbourne and Seoul



Further expansion of our global presence and customer base


Aesop

- 37 new locations
- 16 relocations
- 1 office relocation
- Entered Netherlands
- 1.5M active customers (+180K vs. CY18)

11 new products across 5 categories


Departure
Aesop

Significant steps on our continuing sustainability journey



- Recycled PET launched across >70% of range (>90% by end 2020)
- Refill screw-cap 5 SKUs
- Rinse & Return program trial in HK: 1.8 tonnes returned
- As always, our range remains entirely vegan and cruelty free

Continued support for our communities globally



- ~20,000 hours volunteered
- Aesop Foundation committed ~US$1.2M to support marginalised communities and literacy
- ~US$300K of product donations to charitable causes

Supported the health, economy and safety of our people Strengthened bottom line resilience and operational continuity Captured topline opportunities Compassion and opportunity +45% sales growth in ‘essential’ products >500% current digital growth rate YOY Compassion for those in need Resilience through COVID - 19 Crisis, while accelerating digital transformation >US$2m product donated to those in need

We have accelerated our digital transformation through the COVID-19 crisis

Traffic and conversion growth





- Sales growth currently > +500% YOY
- Conversion lift 4x
- Improved SEM / SEO to drive traffic

Enhanced our online customer experience



- New channels to customer
- Mobile optimization
- LiveChat expansion, select rollout of WeChat, exploring Line and Kakao Talk

Rapid scale-up of capacity and fulfilment capability



- Upgraded digital technology
- Every day exceeds highest previous capacity
- Converted 8 stores to fulfilment locations

New digital partnerships to expand our customer reach



- Increased supply to existing digital wholesale partnerships
- Commencing new wholesale partnerships i.e AmazonUS

>500%
current digital growth rate YOY

4X
conversion rate

8
stores converted to fulfilment centres

Accelerate digital Deeper 2021 expand Aesop presence in China Elevate our digital offer Continue our digital growth trajectory through expansion and enhancement of full - suite digital offer Enhance our customer connection Launch CRM, more tailored digital and content experiences, expand personalized clientele services Continued range and product innovation Evolve and expand signature offer, including personal rituals (hygiene, home) and fragrance expansion Enter China in values - aligned way Make direct market entry to share Aesop’s unique customer experience, while maintaining our commitment against animal testing Focusing on accelerating Digital, China expansion and deeper Customer Connections connections customer

The Chinese consumer remains an important focus, with growth ahead

Continuing growth of our China-focused channels





- Continue growth of Tmall, Aesop's gateway to the Chinese customer since 2018 (~US$9m sales, 112K transactions, 214K enquiries)
- Continue growth of Little Red Book, Feelunique.cn and other platforms

Strengthening our customer connection



- Strengthen brand presence on channels of choice
- KOL engagement strategy
- China-specific marketing program
- Customer workshops conducted in Beijing and Shanghai

Preparing for physical entry



- Strengthening local capability
  - Opening Shanghai office
  - Building local team
- Exploring values-aligned physical entry in partnership with Cruelty Free International
- Developing plans for experiential House of Aesop concept in Shanghai

Key Takeaways Roberto Marques, Executive Chairman of the Board and Group CEO

The Group has demonstrated its resilience and its purpose - driven approach in the COVID - 19 crisis Key Takeaways Doubling down on digital, leveraging momentum born from the current situation Clear growth plans across the Group Strengthened balance sheet and enhanced liquidity for greater financial flexibility Continued execution of transformation at Avon International – Open Up & Grow N &CO LATAM combining forces to accelerate growth TBS Transformation on track Aesop’s success story accelerated by digital 1 2 3 4

Natura &Co’s Compelling Investment Case Four empowered, iconic brands with a unique product portfolio across price points and clear growth roadmaps A well - balanced multi - channel group with unparalleled Direct - to - Consumer reach A business model that offers proven resilience Robust and fast - growing digital platforms Strong upside from Avon synergies A powerful purpose - driven voice that will resonate in the post - COVID - 19 world 1 2 3 4 5 6

Q&A

Thank you